Filed by Ultramar Diamond Shamrock Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                          Subject Company: Ultramar Diamond Shamrock Corporation
                                                     Commission File No. 1-11154


On May 8, 2001, Ultramar Diamond Shamrock Corporation ("UDS") released the following supplemental information.

                                     * * * *

The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed Valero Energy Corporation ("Valero")/UDS merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Valero's and UDS's businesses will not be integrated successfully; costs related to the merger; failure of the Valero or UDS stockholders to approve the merger; and other economic, business, competitive and/or regulatory factors affecting Valero's and UDS's businesses generally as set forth in Valero's and UDS's filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Valero and UDS are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Valero and UDS. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Valero and UDS with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Valero and UDS. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Valero and UDS, and their respective directors, executive officers and certain other of their respective employees, may be soliciting proxies from their respective stockholders in favor of the approval of the merger. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of Valero and UDS stockholders in connection with the merger is set forth, in the case of Valero, in Valero's proxy statement for its 2001 annual meeting, filed with the SEC on March 28, 2001, and in the case of UDS, in UDS's proxy statement for its 2001 annual meeting, filed with the SEC on March 27, 2001, and additional information will be set forth in the definitive proxy statement/prospectus referred to above when it is filed with the SEC.

                                     * * * *

THE FOLLOWING SUPPLEMENTAL INFORMATION WAS RELEASED BY VALERO ENERGY CORPORATION ON MAY 8, 2001:


Q1. What is the total consideration Valero is paying for the outstanding UDS common stock?

A1. The total  consideration  equates to $55 in cash for half of the outstanding
    UDS common stock and a fixed exchange ratio of 1.228 Valero shares for each of the remaining outstanding UDS common shares, for aggregate consideration of approximately $2 billion in cash plus 44.4 million Valero shares.

Q2. How does the election feature work?

A2. A UDS stockholder can elect to receive consideration in the form of cash, Valero stock or a combination. Whatever the form, the per share considera-tion will have the same value, based on the average Valero stock price over a 10-day measurement period ending 3 days prior to closing. That value will be the average of $55 and the measurement period value of 1.228 Valero shares (or, put another way, the sum of $27.50 and the measurement period value of 0.614 Valero shares).

Q3. Are there any limits on my ability to elect cash or stock?

A3. Elections will be subject to proration so that the total number of Valero shares to be issued and the total amount of cash to be paid in the merger to UDS shareholders as a group are each fixed (except that, in limited circumstances, Valero may add more stock, valued as of the closing and in lieu of cash, if needed to maintain the tax-free treatment of the merger). If stock is oversubscribed, then UDS stockholders who have elected stock will nevertheless receive cash for some of their UDS shares, on a pro rata basis, and vice versa if cash is oversubscribed.

Q4. What are the limits on the number of UDS shares that can elect cash or Valero stock, respectively, before UDS stockholders are prorated?

A4. The total  amount of cash  Valero  will pay  is simply  $55 times 50% of the outstanding number of UDS shares at closing, and the total number of Valero shares Valero will issue is 1.228 times 50% of the outstanding number of UDS shares at closing. This aggregate consideration will allow all UDS shareholders to receive either cash, shares of Valero stock or a combination that, in each case, has a per share value equal to the sum of (x) $27.50 and
    (y) 0.614 times the measurement period value of the Valero shares.

Q5. If some of my shares are converted into the form of consideration that I didn't elect, will I be receiving less value at closing for those shares?

A5. No. All UDS stockholders will receive per share consideration that is of equal value (when the stock component is valued based on the 10-day measure-ment period before closing), whether they receive cash, Valero stock or a combination.

Q6. Please provide some examples of how this would work.

A6. The following hypothetical examples (which are not intended to indicate what the future price of Valero or UDS common stock may actually be) illustrate the approach:

    o Assume that the 10-day average Valero stock price at closing is the same as the closing price on the NYSE on Friday, May 4, 2001 ($45.47). UDS stockholders could elect to receive for each UDS share they own either $55.42 in cash or 1.219 shares of Valero stock (which at that price would have a value of $55.42), or a combination of the foregoing.

    o Assume that the 10 day average Valero stock price at closing is $54.00. UDS stockholders could elect to receive for each UDS share they own either $60.66 in cash or 1.123 shares of Valero stock (which at that price would have a value of $60.66), or a combination of the foregoing.

    o Assume that the 10 day average Valero stock price at closing is $41.00. UDS stockholders could elect to receive for each UDS share they own either $52.67 in cash or 1.285 shares of Valero stock (which at that price would have a value of $52.67), or a combination of the foregoing.